SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Amendment No. 1

Under the Securities Exchange Act of 1934

Enservco Corporation

(Name of Issuer)

Common Stock, par value $.005 per share

(Title of Class of Securities)

0452953900

(CUSIP Number)

Michael D. Herman

Debra Herman

501 So. Cherry Street, Suite 320

Denver, CO 80246

303-333-3678

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

August 9, 2012

(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

1            NAME OF REPORTING PERSONS

Michael D. Herman

2              CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                 (a)[   ]

                 (b)[   ]

3    SEC USE ONLY

4             SOURCE OF FUNDS

OO

5             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

Item 2(d)[__]

                Item 2(e)[__]

6            CITIZENSHIP OR PLACE OF ORGANIZATION

Nevada

Number of	7,	Sole Voting Power: 6,533,660
Shares
Beneficially	8.	Shared Voting Power: N/A
Owned by
Each	9.	Sole Dispositive Power: 6,533,660
Reporting
Person With:	10.	Shared Dispositive Power: N/A

Beneficially 8. Shared Voting Power: N/

Each 9. Sole Dispositive Power: 2,501,924

Person With: 10. Shared Dispositive Power: N/A

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

13,067,320

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

[    ]

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

60%

14    TYPE OF REPORTING PERSON

IN

1            NAME OF REPORTING PERSONS

Debra Herman

2              CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                 (a)[   ]

                 (b)[   ]

3    SEC USE ONLY

4             SOURCE OF FUNDS

OO

5             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

Item 2(d)[__]

                Item 2(e)[__]

6            CITIZENSHIP OR PLACE OF ORGANIZATION

Nevada

Number of	7,	Sole Voting Power: 6,533,660
Shares
Beneficially	8.	Shared Voting Power: N/A
Owned by
Each	9.	Sole Dispositive Power: 6,533,660
Reporting
Person With:	10.	Shared Dispositive Power: N/A

Beneficially 8. Shared Voting Power: N/

Each 9. Sole Dispositive Power: 2,501,924

Person With: 10. Shared Dispositive Power: N/A

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

13,067,320

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

[    ]

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

60%

14    TYPE OF REPORTING PERSON

IN

ITEM 1. SECURITY AND ISSUE

This statement relates to the common stock, $0.005 par value, of Enservco Corporation, formerly known as Aspen Exploration Corporation. The principal executive offices of Enservco Corporation are presently located at 501 So. Cherry Street, Suite 320, Denver, CO 80246. Telephone: 303-333-3678.

ITEM 2. IDENTITY AND BACKGROUND

(a)	This statement is filed by Michael D. Herman and Debra Herman, husband and wife.

(b)	Business address: 501 So. Cherry Street, Suite 320, Denver, CO 80246.

(c)	Oil and gas industry professional. Mr. Herman’s primary employment is as an officer, director and control person of Dillco Fluid Services, Inc. and its subsidiary and related entities. Dillco Fluid Services, Inc’s principal address is currently 501 So. Cherry Street, Suite 320, Denver, CO 80246. Mrs. Herman is not employed outside of the home.

(d)	During the last five (5) years, neither Mr. nor Mrs. Herman has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five (5) years, neither Mr. nor Mrs. Herman has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining final violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws

(f) Citizenship: Mr. and Mrs. Herman are each a citizen of the United States.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Mr. Herman acquired 277,400 shares of Aspen Exploration Corporation (“Aspen”), now known as Enservco Corporation, common stock in a private transaction that was completed in April 2009 in consideration for approximately $263,530. Mr. Herman acquired these shares using his personal funds. Mr. Herman sold these shares in a private transaction in March 2011 as reported in a Form 4 of that date.

Mr. and Mrs. Herman acquired a total of 13,067,320 shares of Aspen common stock upon the closing a merger transaction on July 27, 2010 involving Aspen and Dillco Fluid Service, Inc. Mr. Herman was the holder of 90% of the outstanding shares of Dillco, and at the closing of the merger transaction Mr. and Mrs. Herman were issued 13,067,320 shares of Aspen common stock in exchange for his Dillco shares. Based on the closing sales price of Aspen common stock on July 27, 2010 (the closing date of the merger transaction) this represented approximately $6,000,000 in value.

ITEM 4. PURPOSE OF THE TRANSACTION

Mr. and Mrs. Herman acquired the additional 13,067,320 shares of Enservco common stock on July 27, 2010 in consideration for their entire equity interest in Dillco Fluid Services, Inc. On July 27, 2010 Enservco (then known as Aspen Exploration Corporation) and Dillco closed a merger transaction whereby Enservco acquired all of the outstanding common stock of Dillco which resulted in Dillco becoming a wholly owned subsidiary of Aspen. At the closing of the merger transaction Mr. Herman was appointed as the Chairman and Chief Executive Officer of Enservco.

At the present time, neither Mr. nor Mrs. Herman has plans or proposals which relate to or would result in those items listed in Item 4 of Schedule 13D under the Securities Exchange Act of 1934, or any action similar to those enumerated therein.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER

Mr. and Mrs. Herman have sole voting and dispositive power over common shares of Enservco Corporation, which represents approximately 60% of the total number of common shares currently outstanding.  No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of common stock described herein, except as described in Item 6, below.

On July 27, 2010 Mr. and Mrs. Herman acquired 13,067,320 shares of Enservco common stock (then known as Aspen Exploration Corporation) upon the closing of the merger transaction involving Enservco and Dillco Fluid Services, Inc. as described in Item 4, above. Based on the closing sales price of Enservco common stock on July 26, 2010 (the closing date of the merger transaction) the shares of Enservco common stock received by Mr. Herman represented approximately $6,000,000 in value.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER.

Mr. Herman has, from the inception of Enservco’s banking relationship with Great Western (including prior to the July 27, 2010 merger transaction), been an unlimited guarantor of Enservco’s and its predecessors’ obligations to Great Western. As disclosed in Enservco’s reports filed under the Securities Exchange Act of 1934, Mr. Herman also has personal banking relationships with Great Western.

•	Mr. Herman has collateralized his guarantee and his personal banking obligations to Great Western with substantially all of his personal assets, including a pledge to Great Western of 6,533,660 shares of Enservco common stock. The pledge agreement is in writing and is on the standard bank form with no exceptional terms or conditions.

•	Mrs. Herman’s shares are not pledged to collateralize any obligation.

Starting February 1, 2012, pursuant to consent by the board dated February 10, 2012, Enservco agreed to pay Mr. Herman a continuing guarantee fee of $150,000 per year; such payment would continue for so long as Mr. Herman is liable as guarantor of Enservco debt in excess of $5,000,000. This annual payment is not viewed as a base salary; it is deemed a fee paid to Mr. Herman for risks associated with the personal guarantees given on behalf of Enservco for various debt agreements held by Enservco.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 14, 2012
/s/ Michael D. Herman
By: Michael D. Herman

August 14, 2012
/s/ Debra Herman
By: Debra Herman